NEWTON
COLLABORATION, LLC
CORPORATE GOVERNANCE AND ACCOUNTING SOLUTIONS
The Lyric Center
440 Louisiana, Suite 1400
Houston, Texas 77002

December 27, 2010

Mr. Andrew V. Reid
Chief Executive Officer
Treaty Energy Corporation

Dear Andrew:

As you may know, my contract to serve on the board of directors of Treaty Energy Corporation is dated July 7, 2009 and was to span for a period of one year. That contract has expired.

Since I am also serving as the Company's accountant, and since funds have not been available to pay my invoices as they come due, I find myself in a conflict of interest. On the one hand, I am bound to act in the interest of the shareholders of Treaty. Withholding services based on non-payment would clearly be in violation of that duty. On the other hand, I do not have the financial wherewithal to work without compensation.

I therefore resolve this conflict by resigning from the board of directors of Treaty Energy Corporation, effective immediately.

I have enjoyed working with you and serving on the board. I wish you the best of luck with Belize and Kansas.

Sincerely,

Randall Newton CPA